Exhibit 99.1

VNET Reports Unaudited Third Quarter 2021 Financial Results

BEIJING, Nov 18, 2021 (GLOBAL NEWSWIRE) -- VNET Group, Inc. (Nasdaq: VNET) ("VNET" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2021. The Company will hold a conference call at 8 P.M. on November 18, 2021, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Third Quarter 2021 Financial Highlights

•	Net revenues in the third quarter of 2021 increased by 25.3% to RMB1.56 billion (US$242.2 million) from RMB1.25 billion in the same period of 2020.

•	Adjusted cash gross profit (non-GAAP) in the third quarter of 2021 increased by 28.2% to RMB674.5 million (US$104.7 million) from RMB526.2 million in the same period of 2020. Adjusted cash gross margin (non-GAAP) in the third quarter of 2021 was 43.2%, compared to 42.2% in the same period of 2020.

•	Adjusted EBITDA (non-GAAP) in the third quarter of 2021 increased by 22.2% to RMB450.4 million (US$69.9 million) from RMB368.5 million in the same period of 2020. Adjusted EBITDA margin (non-GAAP) in the third quarter of 2021 was 28.9%, compared to 29.6% in the same period of 2020.

Third Quarter 2021 Operational Highlights

•	Total cabinets under management net increased by 2,388 to 65,264, as of September 30, 2021, compared to 62,876 as of June 30, 2021, and 51,476 as of September 30, 2020.

•	Retail IDC MRR[1] per cabinet was RMB9,296, compared to RMB9,074 in the same period of 2020 and RMB9,015 in the second quarter of 2021.

•	Compound utilization rate was 59.8%, compared to 59.9% in the second quarter of 2021.

o	Utilization rate for mature IDCs, which consisted of IDC deliveries prior to and during 2019, was 75.5%, compared to 76.3% in the second quarter of 2021.

o	Utilization rate for ramp-up and newly-built IDCs, which consisted of IDC deliveries in 2020 and 2021, was 34.7%, compared to 29.2% in the second quarter of 2021.

Mr. Samuel Shen, Chief Executive Officer and Executive Chairman of Retail IDC, stated, “We achieved robust financial and operating results in the quarter thanks to our methodical execution of our dual-core growth engine strategy. Leveraging our combined strengths in retail and wholesale IDC services, we successfully capitalized on growing demand for IT infrastructure across all our business segments to achieve a healthy pace in ramping up our wholesale capacity, grow and diversify our retail client base, and generate growing interest in our cloud business. By maintaining a pinpoint focus on the execution of our dual-core strategy, we are confident in our growth potential as we augment our leadership position in the carrier- and cloud-neutral Internet data center services sector in China.”

1 Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Mr. Tim Chen, Chief Financial Officer of the Company, commented, “We delivered a milestone financial performance this quarter with strong top- and bottom-line growth. Despite regulatory uncertainties, both our net revenues and adjusted EBITDA during the third quarter exceeded the high end of our guidance range, increasing by 25.3% and 22.2% year over year respectively. Our strong growth was derived from our unique mix of wholesale and retail IDC solutions, and increasing demand driven by the ongoing digital transformation. As we continue to execute our growth strategies, prudently leverage our healthy balance sheet, and broaden our sector coverage, we will continue to deliver long-term value for our investors going forward.”

Third Quarter 2021 Financial Results

NET REVENUES: Net revenues in the third quarter of 2021 increased by 25.3% to RMB1.56 billion (US$242.2 million) from RMB1.25 billion in the third quarter of 2020, representing an increase of 4.2% from RMB1.50 billion in the second quarter of 2021. The year-over-year increase was mainly due to the increased demand from both wholesale and retail IDC customers, as well as the growth of revenue from cloud business.

GROSS PROFIT: Gross profit in the third quarter of 2021 was RMB375.2 million (US$58.2 million), representing an increase of 36.4% from RMB275.1 million in the same period of 2020 and an increase of 4.4% from RMB359.5 million in the second quarter of 2021. Gross margin in the third quarter of 2021 was 24.0%, compared to 22.1% in the same period of 2020 and 24.0% in the second quarter of 2021. The year-over-year increase in gross margin was primarily attributable to the Company’s optimized operating efficiency.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB674.5 million (US$104.7 million) in the third quarter of 2021, compared to RMB526.2 million in the same period of 2020 and RMB640.2 million in the second quarter of 2021. Adjusted cash gross margin in the third quarter of 2021 was 43.2%, compared to 42.2% in the same period of 2020 and 42.8% in the second quarter of 2021.

OPERATING EXPENSES: Total operating expenses in the third quarter of 2021 were RMB261.3 million (US$40.6 million), compared to RMB199.3 million in the same period of 2020 and RMB262.5 million in the second quarter of 2021. As a percentage of net revenues, total operating expenses in the third quarter of 2021 were 16.7%, compared to 16.0% in the same period of 2020 and 17.5% in the second quarter of 2021.

Sales and marketing expenses in the third quarter of 2021 were RMB36.4 million (US$5.6 million), compared to RMB45.8 million in the same period of 2020 and RMB59.6 million in the second quarter of 2021.

Research and development expenses in the third quarter of 2021 were RMB53.6 million (US$8.3 million), compared to RMB26.1 million in the same period of 2020 and RMB38.3 million in the second quarter of 2021.

General and administrative expenses in the third quarter of 2021 were RMB161.9 million (US$25.1 million), compared to RMB127.5 million in the same period of 2020 and RMB154.2 million in the second quarter of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, compensation for postcombination employment in an acquisition and impairment of loan receivable to potential investee, were RMB244.0 million (US$37.9 million) in the third quarter of 2021, compared to RMB180.5 million in the same period of 2020 and RMB235.6 million in the second quarter of 2021. As a percentage of net revenues, adjusted operating expenses in the third quarter of 2021 were 15.6%, compared to 14.5% in the same period of 2020 and 15.7% in the second quarter of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the third quarter of 2021 was RMB450.4 million (US$69.9 million), representing an increase of 22.2% from RMB368.5 million in the same period of 2020 and an increase of 6.0% from RMB425.1 million in the second quarter of 2021. Adjusted EBITDA in the third quarter of 2021 excluded share-based compensation expenses of RMB4.6 million (US$0.7 million). Adjusted EBITDA margin in the third quarter of 2021 was 28.9%, compared to 29.6% in the same period of 2020 and 28.4% in the second quarter of 2021.

NET PROFIT: Net profit attributable to ordinary shareholders in the third quarter of 2021 was RMB156.2 million (US$24.2 million), compared to RMB97.1 million in the same period of 2020 and RMB455.9 million in the second quarter of 2021. Net profit attributable to ordinary shareholders in the third quarter of 2021 included changes in the fair value of convertible promissory notes of RMB185.8 million (US$28.8 million) due to the decrease in the Company’s stock price.

PROFIT/LOSS PER SHARE: Basic profit per share and diluted loss per share were RMB0.18 (US$0.03) and RMB0.03 (US$0.5 cent) in the third quarter of 2021, respectively, which represented the equivalent of RMB1.08 (US$0.18) and RMB0.18 (US$0.03) per American depositary share ("ADS"), respectively. Each ADS represents six Class A ordinary shares.

As of September 30, 2021, the aggregate amount of the Company's cash and cash equivalents, restricted cash, and short-term investments was RMB3.94 billion (US$612.2 million).

Net cash generated from operating activities, in the third quarter of 2021 was RMB134.7 million (US$20.9 million), compared to RMB210.0 million in the same period of 2020 and RMB314.8 million in the second quarter of 2021.

Financial Outlook

For the fourth quarter of 2021, the Company expects net revenues to be in the range of RMB1.75 billion to RMB1.77 billion. Adjusted EBITDA is expected to be in the range of RMB450 million to RMB470 million.

For the full year of 2021, the Company expects net revenues to be in the range of RMB6.19 billion to RMB6.21 billion. Adjusted EBITDA is expected to be in the range of RMB1.74 billion to RMB1.76 billion. The midpoints of the Company’s updated estimates imply an increase of 28.5% and 32.2% year over year in net revenues and adjusted EBITDA, respectively.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and are subject to change.

Conference Call

The Company will hold a conference call at 8 P.M. on November 18, 2021, U.S. Eastern Time, or 9 A.M. on November 19, 2021 Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	6186131
Registration Link:	http://apac.directeventreg.com/registration/event/6186131

The replay will be accessible through November 26, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	6186131

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://ir.vnet.com.

Non-GAAP Disclosure

In evaluating its business, VNET considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4434 to US$1.00, the noon buying rate in effect on September 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers' internet infrastructure. Customers may locate their servers and equipment in VNET's data centers and connect to China's internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

Xinyuan Liu

Tel: +86 10 8456 2121

Email: ir@vnet.com

Julia Jiang

Tel: +86 10 8456 2121

Email: ir@vnet.com

VNET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	September 30, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	2,710,349	3,479,069	539,943
Restricted cash	270,450	324,804	50,409
Accounts and notes receivable, net	847,233	1,525,177	236,704
Short-term investments	285,872	12,971	2,013
Prepaid expenses and other current assets	1,866,184	2,031,667	315,307
Amounts due from related parties	75,519	73,966	11,479
Total current assets	6,055,607	7,447,654	1,155,855

Non-current assets:
Property and equipment, net	8,106,425	9,008,245	1,398,058
Intangible assets, net	658,195	913,834	141,825
Land use rights, net	255,373	339,262	52,653
Operating lease right-of-use assets, net	1,325,526	1,904,744	295,612
Goodwill	994,993	1,322,167	205,197
Restricted cash	135,638	127,615	19,806
Deferred tax assets,net	185,481	173,089	26,863
Long-term investments, net	135,517	99,972	15,515
Amounts due from related parties	20,562	-	-
Other non-current assets	1,500,438	2,313,937	359,117
Total non-current assets	13,318,148	16,202,865	2,514,646
Total assets	19,373,755	23,650,519	3,670,501

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	34,000	-	-
Accounts and notes payable	289,387	490,055	76,055
Accrued expenses and other payables	1,631,563	2,001,310	310,598
Advances from customers	1,041,594	988,402	153,398
Deferred revenue	63,245	68,494	10,630
Income taxes payable	29,028	46,649	7,240
Amounts due to related parties	51,007	1,775	275
Current portion of long-term borrowings	180,328	371,091	57,592
Current portion of finance lease liabilities	403,843	382,024	59,289
Current portion of deferred government grant	2,074	2,074	322
Current portion of bonds payable	1,943,619	1,945,087	301,873
Current portion of operating lease liabilities	452,272	497,947	77,280
Total current liabilities	6,121,960	6,794,908	1,054,552

Non-current liabilities:
Long-term borrowings	886,996	1,917,020	297,517
Bonds payable	-	-	-
Convertible promissory notes	3,014,057	4,569,313	709,146
Non-current portion of finance lease liabilities	688,128	1,055,535	163,816
Unrecognized tax benefits	68,696	81,256	12,611
Deferred tax liabilities	299,093	352,113	54,647
Non-current portion of deferred government grant	4,100	2,426	377
Amounts due to related parties	747,746	-	-
Non-current portion of operating lease liabilities	645,499	1,447,213	224,604
Total non-current liabilities	6,354,315	9,424,876	1,462,718

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(54,245)
Ordinary shares	56	59	9
Additional paid-in capital	13,083,119	14,976,505	2,324,317
Accumulated other comprehensive loss	(55,535)	(61,063)	(9,477)
Statutory reserves	74,462	74,462	11,556
Accumulated deficit	(7,235,113)	(7,565,741)	(1,174,185)
Series A perpetual convertible preferred shares	1,047,468	-	-
Total VNET Group, Inc. shareholders’ equity	6,564,934	7,074,699	1,097,975
Noncontrolling interest	332,546	356,036	55,256
Total shareholders' equity	6,897,480	7,430,735	1,153,231
Total liabilities and shareholders' equity	19,373,755	23,650,519	3,670,501

VNET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Nine months ended
	September 30,2020	June 30, 2021	September 30, 2021		September 30,2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,245,794	1,496,978	1,560,460	242,180	3,480,652	4,444,361	689,754
Cost of revenues	(970,651)	(1,137,463)	(1,185,225)	(183,944)	(2,699,066)	(3,386,299)	(525,545)
Gross profit	275,143	359,515	375,235	58,236	781,586	1,058,062	164,209

Operating expenses
Sales and marketing	(45,760)	(59,589)	(36,361)	(5,643)	(146,122)	(169,926)	(26,372)
Research and development	(26,078)	(38,296)	(53,591)	(8,317)	(70,727)	(125,452)	(19,470)
General and administrative	(127,546)	(154,243)	(161,930)	(25,131)	(372,242)	(451,419)	(70,059)
Reversal (allowance) for doubtful debt	111	(7,527)	(9,451)	(1,467)	(1,072)	(17,371)	(2,696)
Impairment of loan receivable to potential investee	-	(2,816)	-	-	-	(2,816)	(437)
Total operating expenses	(199,273)	(262,471)	(261,333)	(40,558)	(590,163)	(766,984)	(119,034)

Operating profit	75,870	97,044	113,902	17,678	191,423	291,078	45,175
Interest income	6,440	8,103	9,148	1,420	27,535	22,960	3,563
Interest expense	(96,366)	(87,095)	(88,013)	(13,659)	(301,366)	(259,587)	(40,287)
Impairment of long-term investment	-	-	(3,495)	(542)	-	(3,495)	(542)
Other income	2,747	5,263	4,351	675	11,803	11,786	1,829
Other expense	(4,995)	(11,872)	(3,908)	(607)	(28,986)	(19,202)	(2,980)
Changes in the fair value of convertible promissory notes	24,939	424,107	185,840	28,842	(1,587,115)	601,306	93,321
Foreign exchange gain (loss)	114,101	78,026	(16,588)	(2,574)	72,629	27,592	4,282
Gain (loss) before income tax and gain (loss) from equity method investments	122,736	513,576	201,237	31,233	(1,614,077)	672,438	104,361
Income tax expenses	(25,230)	(29,499)	(29,060)	(4,510)	(68,126)	(95,858)	(14,877)
Gain (loss) from equity method investments	2,265	(23,605)	(12,027)	(1,867)	(4,325)	(36,937)	(5,733)
Net profit (loss)	99,771	460,472	160,150	24,856	(1,686,528)	539,643	83,751
Net gain attributable to noncontrolling interest	(2,627)	(4,620)	(3,967)	(616)	(7,441)	(12,267)	(1,904)
Net profit (loss) attributable to VNET Group, Inc.	97,144	455,852	156,183	24,240	(1,693,969)	527,376	81,847
Deemed distribution to Series A perpetual convertible preferred shareholders	-	-	-	-	(470,643)	-	-
Net profit (loss) attributable to the Company’s ordinary shareholders	97,144	455,852	156,183	24,240	(2,164,612)	527,376	81,847

Profit (loss) per share
Basic	0.11	0.52	0.18	0.03	(3.17)	0.60	0.09
Diluted	0.08	0.04	(0.03)	(0.00)	(3.17)	(0.08)	(0.01)
Shares used in profit (loss) per share computation
Basic*	716,409,506	869,645,966	863,643,659	863,643,659	686,292,393	863,755,692	863,755,692
Diluted*	805,640,008	905,446,557	897,643,660	897,643,660	686,292,393	902,513,487	902,513,487

Profit (loss) per ADS (6 ordinary shares equal to 1 ADS)
Basic	0.66	3.12	1.08	0.18	(19.02)	3.60	0.54
Diluted	0.48	0.24	(0.18)	(0.03)	(19.02)	(0.48)	(0.06)

* Shares used in profit (loss) per share/ADS computation were computed under weighted average method.

VNET GROUP, INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Nine months ended
	September 30,2020	June 30, 2021	September 30, 2021		September 30,2020	September 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	275,143	359,515	375,235	58,236	781,586	1,058,062	164,209
Plus: depreciation and amortization	246,747	277,288	297,046	46,101	623,954	852,185	132,257
Plus: share-based compensation expenses	4,340	3,444	2,211	343	5,369	9,781	1,518
Adjusted cash gross profit	526,230	640,247	674,492	104,680	1,410,909	1,920,028	297,984
Adjusted cash gross margin	42.2%	42.8%	43.2%	43.2%	40.5%	43.2%	43.2%

Operating expenses	(199,273)	(262,471)	(261,333)	(40,558)	(590,163)	(766,984)	(119,034)
Plus: share-based compensation expenses	18,768	24,063	2,397	372	49,401	57,189	8,876
Plus: compensation for postcombination employment in an acquisition	-	-	14,959	2,322	-	14,959	2,322
Plus: impairment of loan receivable to potential investee	-	2,816	-	-	-	2,816	437
Adjusted operating expenses	(180,505)	(235,592)	(243,977)	(37,864)	(540,762)	(692,020)	(107,399)

Operating profit	75,870	97,044	113,902	17,678	191,423	291,078	45,175
Plus: depreciation and amortization	269,478	297,738	316,951	49,190	688,066	914,794	141,974
Plus: share-based compensation expenses	23,108	27,507	4,608	715	54,770	66,970	10,394
Plus: compensation for postcombination employment in an acquisition	-	-	14,959	2,322	-	14,959	2,322
Plus: impairment of loan receivable to potential investee	-	2,816	-	-	-	2,816	437
Adjusted EBITDA	368,456	425,105	450,420	69,905	934,259	1,290,617	200,302
Adjusted EBITDA margin	29.6%	28.4%	28.9%	28.9%	26.8%	29.0%	29.0%

VNET GROUP, INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	September 30,2020	June 30, 2021	September 30, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit	99,771	460,472	160,150	24,856
Adjustments to reconcile net profit to net cash generated from operating activities:
Depreciation and amortization	269,478	297,738	316,951	49,190
Stock-based compensation expenses	23,108	27,507	4,608	715
Others	(60,721)	(344,711)	(41,287)	(6,408)
Changes in operating assets and liabilities
Accounts and notes receivable	74,342	(198,696)	(245,169)	(38,050)
Prepaid expenses and other current assets	438,214	324,091	(148,754)	(23,086)
Accounts and notes payable	(4,676)	34,035	51,462	7,987
Accrued expenses and other payables	8,016	(1,761)	113,093	17,552
Deferred revenue	(2,334)	4,228	5,183	804
Advances from customers	(559,680)	(180,551)	8,314	1,290
Others	(75,547)	(107,546)	(89,879)	(13,949)
Net cash generated from operating activities	209,971	314,806	134,672	20,901

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(786,554)	(430,071)	(650,599)	(100,971)
Purchases of intangible assets	(8,923)	(17,672)	(8,466)	(1,314)
(Payments for) proceeds from investments	(106,368)	139,711	(391,522)	(60,763)
Payments for other investing activities	(12,626)	(214,308)	(442,027)	(68,602)
Net cash used in investing activities	(914,471)	(522,340)	(1,492,614)	(231,650)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares	2,680,706	-	-	-
Proceeds from bank borrowings	24,776	33,623	385,364	59,808
Repayments of bank borrowings	(200,000)	(30,300)	(7,469)	(1,159)
Payments for finance lease	(137,982)	(241,709)	(129,699)	(20,129)
Repurchase of 2020 Notes	(915,543)	-	-	-
Payment for shares repurchase	-	(1,701,807)	-	-
(Payments for) proceeds from other financing activities	(6,628)	52,418	8,204	1,273
Net cash generated from (used in) financing activities	1,445,329	(1,887,775)	256,400	39,793

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(108,885)	(60,905)	11,540	1,791
Net increase (decrease) in cash, cash equivalents and restricted cash	631,944	(2,156,214)	(1,090,002)	(169,165)
Cash, cash equivalents and restricted cash at beginning of period	4,822,367	7,177,704	5,021,490	779,323
Cash, cash equivalents and restricted cash at end of period	5,454,311	5,021,490	3,931,488	610,158